Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-XXXXX) pertaining to the American Equity Investment Life Holding Company 2023 Equity Incentive Plan of our reports dated February 28, 2023 (except for the effect of the adoption of ASU No. 2018-12 disclosed in Note 1, as to which the date is August 9, 2023), with respect to the consolidated financial statements and schedules and our report dated February 28, 2023 with respect to the effectiveness of internal control over financial reporting of American Equity Investment Life Holding Company and subsidiaries included in its Annual Report (Form 10-K) and Current Report on Form 8-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Des Moines, Iowa
September 7, 2023